SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 16/11 - 09/02/2011

Costa Oeste Consortium wins Lot E at transmission auction no. 004/2011

     In accordance with CVM Instruction 358/2002, Companhia Parananese de Energia – COPEL, hereby announces to the market that the Costa Oeste Consortium – the result of a partnership signed between Copel Geração and Transmissão S.A., holder of a 51% interest and Eletrosul Centrais Elétricas S.A., holder of a 49% interest – won, at a discount of 3.1%, Lot E at the transmission auction nº 004/2011, which grants the right to build and operate the LT Cascavel Oeste – Umuarama (230 kV), with 143 km of extension, and SE Umuarama (230/ 138 kV), with 300 MVA, both located in Paraná.

     The projects will have annual permitted revenue (RAP) of R$ 8.9 million and will absorb investments of around R$ 75 million. As it is included in the Growth Acceleration Program (PAC), this construction work is eligible to obtain financing from the Brazilian Development Bank (BNDES).These assets are expected to become operations in January 2014.

Curitiba, September 02, 2011.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 02, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.